Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Formation	Trade Names
Overstock.com Services, Inc.	Utah	Overstock.com Services
Market Partner Holdings, Inc.	Utah
Market Partner Operations, Inc.	Utah
Market Partner SR, Inc.	Utah
Market Partner WM, Inc.	Utah
Market Partner BC, Inc.	Utah
Market Partner EB, Inc.	Utah
Market Partner NE, Inc.	Utah
Supplier Oasis Fulfillment Services, Inc.	Utah	SOFS
Overstock Ireland Limited	Ireland	O.co Ireland.ie
O Agency Group, Inc.	Utah	Overstock.com Insurance
O.com Land, LLC	Utah
O.co Global Employment Services, Inc.	Utah
O.com Ventures, Inc.	Utah
T0.com, Inc.	Utah
T0 Technologies LLC	Utah
Pro Securities, LLC	California
SpeedRoute LLC	New York
Revolution 4 LLC	Utah
Data IFX S.A.S.	Columbia
Overstock.com Cars, Inc.	Utah
Medici Ventures, Inc.	Delaware
O.co HK Limited (HK)	Hong Kong
O.co Shanghai Trading Company Limited (CN)	China